FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823


03029056

July 25, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

July 25, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report preliminary results from two (vertical) holes drilled to date in the current program on the Mingan Titanium Option.

Hole #5, located 45 metres east of the previously reported Hole #4, returned two massive hemoilmenite sections; 4.6 metres, between 11.6 and 16.2 metres, and 10.7 metres, between 37.2 and 47.9 metres in the hole. The host rock is anorthosite, and the hole finished at 51.8 metres.

Hole #6, located 45 metres SW of Hole #4, returned 3 metres of massive hemoilmenite between 18.9 and 21.9 metres in the hole. The host rock is anorthosite, and the hole finished at 43.6 metres.

Hole #6 lies on the edge of the gravity high; all other holes drilled to date lie well within it – further indication that the high is indeed related to the presence of dense massive hemoilmenite close to the surface.

Prospecting, which is ongoing, has revealed previously unseen massive hemoilmenite at surface 50 metres east of Hole #3; its extent is presently unknown, but it will be drilled along with other targets in the current program.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.